

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

Ofir Ben Arzi
Chief Executive Officer
Secure It Corp.
548 Market St. # 59722
San Francisco, CA 94104-5401

> **Re:** **Secure It Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 11, 2011**
> **File No. 333-180230**

Dear Mr. Ben Arzi:

We have reviewed your responses to the comments in our letter dated May 23, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 2 and reissue. Please revise to disclose your status as a shell company, or provide us with a detailed explanation as to why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act. In that regard, explain why you believe you should not be deemed to have "no or nominal operations" and "no or nominal assets."

Summary Information, page 5

2. We note your response to our prior comment 9 and reissue. While you discuss your belief that vehicle wrapping is becoming an increasingly popular method of advertising, it seems that advertising via vehicle wrapping or selling vehicle wrapping for advertising purposes is not the focus of your business. Please balance the disclosure here to make that clear, as this is your introductory paragraph.

3. Consistent with your response to our prior comment 27, please revise to clarify in the summary section that your initial target market will be Israel.

4. We note your response to our prior comment 11 and your revised disclosure. Please revise to clarify that you currently do not have agreements with any third party vehicle wrap manufacture to "buy" and resell their products.

Description of Business, page 20

5.  We note your reply to our prior comment 22 and reissue. It appears that you continue to provide little to no disclosure discussing the competitive business conditions and your competitive position in the industry and your methods of competition. Please revise accordingly to provide greater detail. Please also provide support for your statement that there are "few companies selling car wraps in Israel today" or revise to remove.

6.  We note your response to our prior comment 23. Please provide us with support that vehicle wrapping vinyl can be removed easily and that it will not damage a car's paint.

The Product Vinyl Car Wrap, page 20

7.  We note your response to our prior comment 23. Please revise to remove your reference to the third-party website you use as support for your belief that a car wrap does not damage, but rather protects, the car's paint.

Plan of Operations, page 23

8.  We note your response to our prior comment 29 and reissue. For the timetable disclosure, please provide the anticipated needed amount of financing for each of the timeframes.

March 31, 2012 Financial Statements, page 1

9.  We note from page 19 that the interim financials have been reviewed by your independent accountant. In this regard, please note that when it is explicitly disclosed that the independent accountant has reviewed the financials, the review report must be included in the filing. Please revise to include or alternatively, remove this reference.

General

10. Please update the financial statements, as necessary, as required by Rule 8-08 of Regulation S-X.

11. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

            Sincerely,

            /s/ Susan Block

            Susan Block
            Attorney-Advisor

cc (via E-mail):  Jonathan D. Strum, Esq.